UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25/A

(Amendment No. 1)

Commission File Number: 001-31326

CUSIP Number: 81834Q104

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

                      ☐ Form N-CSR

For Period Ended:    June 30, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

EXPLANATORY NOTE

This Amendment No. 1 to Form 12b-25 (this “Amendment”) amends the Form 12b-25 originally filed by Eloxx Pharmaceuticals, Inc. (f/k/a Sevion Therapeutics, Inc.) (“we”, “our”, or “us”) on September 28, 2017 (the “Original Filing”). We are filing this Amendment to amend and update the narrative disclosure required by Part III of Form 12b-25.

Except as described above, no other changes have been made to the Original Filing. The Original Filing continues to speak as of the date of the Original Filing, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Filing.

PART I — REGISTRANT INFORMATION

Eloxx Pharmaceuticals, Inc.

Full Name of Registrant

Sevion Therapeutics, Inc.

Former Name if Applicable

950 Winter Street

Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02451

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The following statements are made as of the date of filing the Original Form, September 28, 2017.

Sevion Therapeutics, Inc. (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “SEC”) to postpone the filing of its Annual Report on Form 10-K for the fiscal year ended June 30, 2017 (the “Annual Report”) beyond September 28, 2017, the prescribed due date for such filing. As disclosed in the Company’s Current Report on Form 8-K filed on June 6, 2017 with the SEC, on May 31, 2017 the Company and Eloxx Pharmaceuticals Ltd., an Israeli company (“Eloxx Israel”) entered into the initial agreement relating to a planned reverse merger, whereby Eloxx Israel will merge with Sevion Sub Ltd., an Israeli company and a wholly-owned subsidiary of the Company, with Eloxx Israel surviving the merger as a wholly-owned subsidiary of the Company (the “Transaction”). Due to the extensive and complex disclosure process and negotiations related to the Transaction, which is a highly complex, multi-party, multi-jurisdiction transaction, significant management time and resources have been diverted from the Company’s normal process of reviewing and completing the Annual Report. Additionally, the Company has maintained minimal staffing due to capital restraints, which has resulted in the Company’s Chief Financial Officer and an accountant working for the Company on only a part-time basis. As a result, the Company cannot, without unreasonable effort or expense, file the Annual Report on or prior to the prescribed due date of September 28, 2017. The Company expects to file the Annual Report on or before the fifteenth calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory Weaver	(781)	577-5300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒    No  ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ELOXX PHARMACEUTICALS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 8, 2018	By:	/s/ Gregory Weaver
Name: Gregory Weaver Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).